Exhibit 99.35

VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

This Management Discussion and Analysis (“MD&A”) of VERSES AI Inc. (formerly VERSES Technologies Inc.) (“Company” or “VERSES”) is for the year ended March 31, 2023, and is prepared by management using information available as of June 29, 2023. The Company’s fiscal year end is March 31. The three months ended March 31, 2023, is referred to as “Q4 2023”, and the three months ended on March 31, 2022 is referred to as “Q4 2022”. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2023, and the notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

This MD&A complements and supplements, but does not form part of, the Company’s audited consolidated financial statements. This MD&A contains forward-looking statements. Statements regarding the adequacy of cash resources to carry out the Company’s software development and/or customer development or the need for future financing are forward-looking statements. All forward-looking statements, including those not specifically identified herein, are made subject to cautionary language.

This MD&A is prepared in conformity with National Instrument (“NI”) 51-102F1 Continuous Disclosure Obligations.

All dollar amounts referred to in this MD&A are expressed in United States dollars unless otherwise indicated.

DISCLAIMER FOR FORWARD LOOKING STATEMENTS

This following Management’s Discussion and Analysis contains “forward-looking statements” (also referred to as “forward-looking information”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this Management’s Discussion and Analysis that address activities, events or developments that the Company expects or anticipate will or may occur in the future, including statements about the anticipated impact of the operations of the Company, as well as the benefits expected to result from capital expenditures, potential management contracts for ongoing services, and other such matters are forward-looking statements. When used in this Management Discussion and Analysis, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Management’s Discussion and Analysis. Although the Company believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include but are not limited to risks related to: general business operations; sales assumptions; limited operating history; development of the Company’s brand; competition; need for continued improvement; intellectual property issues; interactive digital media; potential liability claims; litigation; insurance; economic downturns; currency; key personnel; conflicts of interest; changes in general applicable laws; compliance with advertising laws and regulations; foreign operations; no guaranteed return on investment; dilution; fluctuation of share price; access to capital; internal controls; accounting policies; and other factors beyond the control of the Company. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks as more particularly described under “Risk Factors.” Although the Company attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

BUSINESS OVERVIEW

The Company was incorporated under the BCBCA on November 19, 2020, under the name Chromos Capital Corp. On June 17, 2021, the Company changed its name to Verses Technologies Inc. and on June 21, 2021, the Company entered into a Contribution Agreement (the “Contribution Agreement) with Verses Technologies USA, Inc. (formerly Verses Labs Inc.) (“VTU”) pursuant to which VTU’s shareholders exchanged all of the outstanding common shares for common shares of the Company (the “VTU Transaction”). Upon closing of the VTU Transaction on July 20, 2021, VTU became a wholly owned subsidiary of the Company, the shareholders of VTU held the majority of the shares of the Company’s outstanding common stock, all of the Company’s business was conducted through VTU and the management of VTU became the Company’s management.

On March 31, 2023, the Company changed its name to VERSES AI Inc.

VERSES is a cognitive computing company specializing in next generation Artificial Intelligence (AI) software. We have developed what we believe to be the first network operating system for distributed intelligence, KOSM™, along with software powered by KOSM.

VERSES’ ambition is to build tools that enable the Spatial Web, a hyper-integrated, hyper-personalized, hyper-automated, and ethically-aligned network of humans, machines, and AI agents and to become the leader in the dawning Age of Intelligence.

State of the art Generative AI models like GPT and DALL-E-2 excel at producing written and visual content by predicting the next statistically most probable word or pixel based on “correlations” and patterns found in enormous training data sets. While some of the compelling results might suggest an emergent spark of intelligence, mathematically, they simply mimic or parrot the input data on which they were trained, including the biases therein, without understanding or reasoning. Moreover Generative AI models are complex, time consuming, expensive to develop, and once complete they are static and can’t be updated. The utility and value that Generative AI apps offer is vast but to achieve adaptive, self-learning, human level (or greater) intelligence in software that can perform with limited data, uncertainty, and unprecedented or dynamically-changing conditions and that is broadly applicable, many well respected AI experts believe that a radically different approach is required.

VERSES’ novel approach to AI, inspired by recent breakthroughs in neuroscience, namely Active Inference, is based on encoding knowledge and rules in a format that software agents can process to infer “causality” and the hidden states that generate observed data. In learning about the world, humans develop mental models trained through teaching and educating, whereby the learning process transforms information into a format amenable to modeling the cause-effect relationships that underpin the perceived data or content. Similar to how humans build mental models, the Active Inference framework allows software agents to develop accurate beliefs about cause-effect dynamics and update these beliefs by testing them through interaction and evaluating outcomes. Active Inference entails the missing element of “teaching” or “transforming” raw data into a format that drives the learning of an agent’s mental model. Causal modeling is a form of understanding, reasoning, or thinking that leads to increasingly more accurate predictions, decisions, and the ability to learn and adapt to new tasks and conditions not present in their input data. VERSES’ network operating system, KOSM™, is an implementation of the Active Inference framework.

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VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

In addition to our unique approach to machine intelligence we address a fundamental problem in computing which is that the data in every software system (a single app or a suite of apps used by an organization) is incomplete (partial), and its data structures are heterogeneous and generally incompatible with other systems. Efforts to make systems interoperate result in bespoke integrations that are expensive, complex, and fragile. What’s more, Expert Insights estimates that 95% of all the world’s data is not accessible on the world wide web and is instead gated behind passwords. VERSES developed a Hyper Spatial Modeling Language (“HSML”) to represent the interrelationships and interdependencies between any person, place, thing, or activity as a contextualized graph structure. Transforming any raw data into HSML enables data interoperability between systems. Interoperability leads to availability of more context and in turn greater understanding and consequently better decision making. VERSES, in collaboration with the world’s largest standards development association (“IEEE”), are formalizing HSML as a global specification. IEEE is responsible for standards such as WiFi and Bluetooth and has designated the Spatial Web specifications a “public imperative” which is exclusively reserved for humanitarian projects such as nuclear energy, power grids, and voting machines.

VERSES has a first-mover advantage in a field that could create $25 Trillion USD in economic value globally according to Mckinsey & Company in an article released on November 10, 2022. Generative AI has been so disruptive that Mckinsey radically amended their 2017 model for predicted impact such that their forecast was accelerated by over a decade and the automation applicability of AI increased from 50 to 60-70%.

Platform and Product Offerings

Our products are designed to enable the Spatial Web, a hyper-integrated, hyper-personalized, hyper-automated, and ethically-aligned network of humans, machines, and AI.

KOSM

Similar to an operating system like Windows or iOS that manages the resources - input, output, storage, compute, bandwidth – on a single device, KOSM is a network operating system for managing any resource on a unified network of hardware and software systems. Instead of controlling one camera, microphone, screen, or CPU, KOSM enables users to control any device’s functions – provided that they have the appropriate verifiable credentials.

KOSM continuously maps streaming data from sensors in the real world along with historical data from various sources into a unified context (HSML knowledge graph) upon which it can search, simulate, recommend, and execute requests based on user preferences and objectives. Each instance of KOSM is effectively a “digital brain”, a KOSM Agent, that can intermediate with other Agents. KOSM leverages HSML’s ability, by design, to provide a pathway to substantially greater context in combination with the computational cognition that Active Inference affords to become a universal distributed “context processing engine”.

KOSM’s core value proposition is providing interoperability, accountability, and transparency between hardware and software systems, while greatly improving privacy and security, in order to foster a global network of shared context, the benefit of which is greater mutual understanding and better and faster decision making for both humans and machines. Provided that a user has the proper credentials and that the relevant data is published to the network, a user’s Agent will be able to easily or automatically identify any person, place, or thing, and anything (or only certain things pending credentials) about them such as location, condition, age, cost, provenance etc.

KOSM Pod™

Individuals and institutions can instantiate a KOSM Pod™ in which to store the HSML knowledge graph that their KOSM Agent generates from various data sources such as email, cloud services, and local storage as selected and configured by the user. Instead of juggling hundreds of apps, sites, and services, each having fragmented, out of date data about them, KOSM Pod owners will aggregate and control a comprehensive, accurate, and up to date representation of their digital life to which they can grant and revoke access at a granular level. VERSES intends to offer turnkey hosting of KOSM Pods as a subscription service which, being based on HSML’s open specification, will be interoperable with and portable between other systems that are able to translate to and from HSML through easily developed connectors.

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VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

GIA™

In the current paradigm of computing, to manage their personal and professional lives, users interact with a seemingly endless number of apps, sites, and services – Travelocity, Wells Fargo, LinkedIn, Amazon, Yelp, Wikipedia, Ticketmaster, Salesforce, Oracle, SAP, Snowflake etc. GIA (General Intelligent Agent) is VERSES’ platform for generating and customizing KOSM Agents that process the rich context in KOSM Pods including preferences, history, calendar, health, objectives as well as external conditions like location, weather, and traffic in order to provide hyper-personalized recommendations and carry out complex multi-step activities up to and including full automation of various tasks.

For example, an Agent aware that Mother’s Day is coming up may recommend sending flowers and, with the user’s review or permission, may optimally and autonomously execute this suggestion. This requires that the Agent have rich context such as account information for relevant florist websites, shipping address, preferred flower type and color based on past purchases or popular trends, potential allergies, budget, payment information, available discount codes, knowledge of past or future events to reference in the accompanying card as well as the ability to interact with the florist site through its user interface or via an Application Programming Interfaces (“API”). An Agent could perform similar context-dependent, multi-decision, and multi-step functions in a professional capacity such as aggregating info from multiple sources into a unified report with charts, graphs, summaries, and suggested action items.

WAYFINDER™, powered by KOSM, is a combination handheld app, microservices, and web-based portal that work together to optimize and automate operations in logistics-heavy environments. WAYFINDER mobile app assists warehouse workers with locating specific items by guiding them to the exact location in the 3D space, thus streamlining the process of picking, replenishing, and auditing inventory. The routing microserve, along with other capabilities like slotting (optimal placement), capacity (optimal flow), and inventory management, can be accessed through APIs. Finally, we offer a web portal containing a dashboard, analytics, and administrative functionality.

We are well positioned to serve a wide variety of customers and channel partners including enterprise, business-to-consumer (B2C) and third-party developers. Within the enterprise space, KOSM can help large customers with complex supply chains across several industries including retail, healthcare, parcel delivery, field services, maintenance and inspection and security. We utilize a variety of revenue models to meet our partner’s and customer’s needs, but primarily benefit from a predictable, recurring revenue model from enterprise clients based on multi-year contracts with additional microservices for data feeds, digital twins, simulations, and other services. In addition to the large enterprise strategy, we are currently developing solutions that we aim to widely disseminate to the public, and such solutions are being developed to enable services such as cross-domain search, virtual AI assistant and others based on a “freemium” and upsell model. These public offerings rely on the same underlying technology platform as the enterprise offerings and can therefore provide technological synergy, greater scale, and consistent user experiences across the various platforms without engineering rework.

KOSM Agents

We envision the shift from the information age to the intelligence age as a fundamental shift in user experience, moving from interacting with dozens of narrow purpose applications to interfacing with A.I.-based Intelligent Agents. KOSM Agents are intelligent software processors that have been designed to run on cloud services or edge devices and that can read from and write to KOSM knowledge models in order to sense, model, plan and act. Much like a real personal assistant, they have been designed to reason and solve complex problems based on context, goals, requirements and restrictions. The more context – i.e. location, schedule, weather, history, preferences, goals, available resources – that a KOSM Agent has, the more hyper-personalized the results and recommendations it can provide. Unlike mobile and desktop apps, KOSM Agents are designed to adapt to dynamically changing conditions and collaborate with other agents which are essential for evolving from automatic, to autonomous, and ultimately, to autonomic self-organizing systems.

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VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

KOSM Search

Today, information is fragmented across numerous sources including websites, behind passwords and firewalls, and in the case of large enterprises – stored in various technology platforms deployed as a Software-as-a-Service (“SaaS”) model. This data, however, is disconnected and each repository is inherently incomplete. We believe that KOSM’s ability to hyper-integrate systems and software into interconnected searchable cross-domain models enables an unprecedented level of richly contextualized and shareable knowledge. Users can query their personal KOSM Agent via voice or text prompts, and results can be represented in several ways: text, a structured table of rows and columns, formatted code snippets, images, audio, or 2D and 3D visualizations which can be (as appropriate) filtered, sorted, or otherwise interrogated. We anticipate these capabilities may be disruptive to current approaches to data science, data analytics, business intelligence and similar enterprise skills and software.

KOSM Exchange

We plan to develop a KOSM Exchange that can serve as a curated catalog of reusable assets such as APIs, policies, templates, use-case examples, datasets, rulesets, widgets and connectors. Users would be able to publish, share, discover, learn about and reuse assets to facilitate collaboration, boost productivity and promote standards.

In addition to the assets provided by us, creators would be able to choose to share their own published assets, whether privately to a select group of users and groups, or publicly to everyone. Creators could offer these assets for free or at a premium cost. In either case, each creator would be responsible for all maintenance and support of their creations. We plan to take a revenue share on all premium assets and the percentage split will be determined as the KOSM Exchange platform becomes available.

The KOSM Exchange will be designed to facilitate users finding assets via a text-based search engine, as well as by browsing sections of the Exchange organized by category, or grouped as “Featured”, “Recent”, and “Recommended”. Verified buyers are expected to be able to provide ratings and reviews.

In addition to the KOSM Exchange as a standalone destination, we plan to embed quick search functionality in the appropriate sections of each IOFLOW Module for in-context easy access to assets.

WAYFINDER AND WAYFINDER SERVICES

WAYFINDER™, is an application, powered by KOSM, that is designed to demonstrate the benefits of a multi-dimensional knowledge model applied to the supply chain sector. It assists warehouse workers with several day-to-day tasks, including picking, put-away, inventory inquiries and replenishment. The combination handheld app and web-based portal work together to optimize and automate task-based operations in logistics-heavy environments such as warehouses and retail locations by improving the use of space and the flow of assets in it via highly contextualized predictive intelligence and AI-assisted modeling and routing. WAYFINDER leverages a multi-dimensional knowledge model of the warehouse to direct users trying to locate specific items in a warehouse or other facility to the exact location in the 3D space. This model can be used to coordinate human activity alongside autonomous robots and drones for optimizing various tasks. The WAYFINDER mobile app directs users through a multi-modal guided workflow with both visual and audio instructions. WAYFINDER improves productivity by reducing the time needed to locate items within the facility, while also reducing staff members’ mental fatigue and expediting time to proficiency for new hires.

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VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

Additional functionality in development for the WAYFINDER portal includes:

single-site or multisite aggregate operational Key Performance Indicators (“KPIs”) such as tasks per hour, units per hour, active employees, inventory levels, activity volume.

●	3D digital twin view of the site and the location of all registered assets (employee, device, machine, product) and its individual KPIs.
●	heatmap illustrating the areas where and which type of activity is occurring.
●	recommendations to reposition assets for optimal accessibility and flow.
●	return on investment estimates to help managers determine when, where, how and who to assign tasks to.
●	slot optimization (ideal placement of product).
●	space utilization (product flow efficiency).
●	real time asset tracking and inventory management.

The collective value proposition of these features for warehouse operators is improved cash flow, greater throughput, de-risked compliance with service level agreements, deferred or eliminated capital expenses, faster employee onboarding, lower employee turnover and reduced employee headcount for the same output.

Other use cases for optimizing activities and flows with WAYFINDER include:

●	Retail. Front of the house and back of the house activities.
●	Healthcare. Moving patients and assets throughout hospitals.
●	Parcel Delivery. Tasking and routing of delivery routes as well as keeping track of where the asset is located on the vehicle.
●	Field Services. Directing workers to a location and completing a task.
●	Maintenance & Inspection. Guided workflow with step-by-step instructions.
●	Security. Directions to follow security routes and attend to alerts.

Research and Development

Our AI R&D team, led by Chief Scientist, Karl Friston, is composed of some of the world’s leading experts in computational neuroscience, which is the study of the principles that govern the development, structure, physiology, and cognitive abilities of the brain and the nervous system, and how these mathematical and statistical models can be applied in software.

The core function of the R&D team is to explore new techniques and emerging technologies while working closely with our Engineering staff to align outcomes with commercial product objectives. Among other things, the team generates whitepapers, demonstrations and proofs-of-concept in order to help qualify and quantify the business value of continued investment or inspire new product development.

Our team of multi-PhD researchers have collectively published over 2,000 papers (including 30+ with VERSES affiliation) and bring a diverse set of competencies and expertise including:

●	Active Inference
●	Bayesian Scene Graphs
●	Category Theory
●	Cognition & Neuroscience Modeling
●	Computational Phenomenology
●	Control Theory
●	Eco-Bio-Psycho-Social
●	Free Energy Principle
●	Model-based Reinforcement Learning

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VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

●	Social Sciences (philosophy, neuroscience, psychology, anthropology)
●	Swarm Intelligence

Regulatory Environment

We plan to operate in a variety of industries; some being heavily regulated such as health care and finance. As a result, we factor in many different laws, agency regulations and rules when developing and implementing our products and services. Some examples of such laws, agency regulations and rules include the following:

Data Privacy. Because our software and services can involve, among other things, the collection, transmission and management of potentially sensitive, personally identifiable data, we use our best efforts to comply with data privacy and security laws applicable to each location and/or sector that we participate in. Examples of these laws include, but are not limited to: (i) the European General Data Protection Regulation (GDPR); (ii) the California Consumer Privacy Act (CCPA) and its equivalents in other U.S. states; (iii) the Health Insurance Portability and Accountability Act (HIPAA); and (iv) the Children’s Online Privacy Protection Act (COPPA). We are sensitive to the importance of these regulations, and routinely employ “privacy by design” and “principles of least privilege” when crafting new applications and services. In fact, KOSM was expressly designed to enable policymakers to express such laws digitally (as code, similar to “smart contracts”) in order to ensure accountability and compliance, as today these (analog) laws are often difficult to enforce.

Intellectual Property. We respect the intellectual property rights of others, and always seek to ensure that our offerings are not used to violate those rights. To ensure our ongoing commitment to respecting the intellectual property of others, we have conducted extensive patent prior art clearance searches and trademark reviews. Additionally, we periodically audit and ensure compliance with the terms and conditions of all critical proprietary and open-source software licenses used in our offerings. Further, we seek to participate in community development efforts by making all reasonable efforts to return back any bug or security fixes into the upstream code repositories.

Privacy and Cybersecurity

Our business can involve the collection, transmission and management of potentially sensitive, personally identifiable data of third parties. As a result, we have established a variety of physical, administrative and technical measures to help protect users’ privacy and ensure cybersecurity. These include, without limitation: access control, multi-factor authentication, encryption, network firewalls, intrusion detection, performance monitoring, disaster recovery, security incident handling, password management tools, mobile device management and more.

Physical. We are a “distributed organization,” so there is no centralized server, network, or single point of failure. Instead, we leverage enterprise-grade cybersecurity and encryption intrinsic to cloud service providers such as Amazon Web Services (AWS), Microsoft Azure and Google’s Cloud Platform for hosting and computing.

Administrative. We have staff members dedicated to continuous monitoring and maintenance of system integrity and access control. We have successfully passed a SOC2 Type1 independent audit and our compliance team is starting SOC2 Type2 and ISO 27001 certifications audits in 2023 with a target completion in 2024.

We perform background checks on all new staff members prior to hire and provide training to ensure that people understand exactly how privacy rules affect them on a daily basis when handling company business. Further, our General Counsel is both a Certified HIPAA Professional and Certified Information Privacy Professional, with over 20 years’ experience in the information technology, telecommunications and Internet industries, with 18 years of that working as a practicing attorney, with current, active licenses in California, New York and Washington D.C.

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VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

Technical. Our technology “stack” complies with Spatial Web protocols which are architected around privacy-by-design, including using the principle of least privilege, decentralized identities, verifiable credentials and cryptographic “zero-knowledge” proofs.

Highlights - Q4 2023

On January 23, 2023, the Company announced it had received acceptance from the NEO Exchange Inc. to list up to 18,100,714 Class A share purchase warrants of the Company.

On February 27, 2023, the Company announced a non-brokered private placement of unsecured convertible debentures units of the Company (“Units”) at a price of CAD$1,000 Unit for gross proceeds of up to CAD$5,000,000 (the “Private Placement”). Each Unit will consist of: (i) CAD$1,000 principal amount unsecured convertible debentures of the Issuer (“Convertible Debentures”); and (ii) 350 detachable warrants (“Warrants”) to purchase Class A Subordinate Voting shares of the Issuer (“Shares”). Each Convertible Debenture will mature on the date that is 12 months from the date of issuance of the Convertible Debenture (the “Maturity Date”). On the Maturity Date, the outstanding principal amount of the Convertible Debentures (the “Principal Amount”) shall be repaid in cash. The Principal Amount shall be convertible, for no additional consideration, upon the closing of an Equity Financing for aggregate gross proceeds of at least CAD$10,000,000 on or before the Maturity Date.

The Convertible Debentures shall bear interest at a rate of 20% per annum from the date of issue, such interest to be paid (i) in cash, or (ii) in-kind in Equity Securities based on the Equity Financing Price. Interest shall be computed on the basis of a 360-day year composed of twelve 30-day months. The interest will be payable in arrears on the earlier of the conversion of the Convertible Debentures and the Maturity Date.

Each Warrant will be exercisable into one Share at a price of CAD$1.00 per share until August 15, 2025. If at any time prior to the expiry date of the Warrants (the “Expiry Date”), the volume-weighted average trading price of the Shares on the NEO (or such other principal exchange or market where the Shares are then listed or quoted for trading) exceeds CAD$2.00, as adjusted in accordance with the terms of the certificate representing the Warrants (the “Warrant Certificates”), for a period of 10 consecutive trading days, the Company may, at its option, accelerate the Expiry Date to the date that is 30 days following the written notice to the holders of the Warrants, in the form of a press release or other form of notice permitted by the Warrant Certificates.

On March 1, 2023, the Company announced it has raised gross proceeds of CAD$5,001,409 under the first tranche of its Private Placement comprised of Convertible Debentures and 1,742,979 detachable warrants. The Company also announced that it has increased the size of the Private Placement for aggregate proceeds of up to CAD$7,500,000.

Under the first tranche of the Private Placement, VERSES paid fees to eligible finders consisting of: (i) CAD$261,360; and (ii) 303,907 broker warrants (the “Broker Warrants”). Each Broker Warrant will entitle the holder thereof to acquire one Share at an exercise price of CAD$1.00 until August 15, 2025 or on such other terms as required by the NEO.

On March 6, 2023, the Company announced an amendment to the Warrant Indenture to increase the number of Warrants issuable thereunder from 18,100,714 to up to 19,843,693 Warrants.

On March 22, 2023, the Company announced it raised additional gross proceeds of CAD$1,903,436 under the second tranche of its Private Placement comprised of Convertible Debentures and 664,860 detachable warrants.

Under the second tranche of the Private Placement, VERSES paid fees to eligible finders consisting of: (i) CAD$136,960; and (ii) 157,425 broker warrants (the “Broker Warrants”). Each Broker Warrant will entitle the holder thereof to acquire one Share at an exercise price of CAD$1.00 until August 15, 2025 or on such other terms as required by the Neo Exchange Inc. (the “NEO”).

On March 31, 2023, the Company announced it has raised additional gross proceeds of CAD$600,000 under the third and final tranche of its Private Placement comprised of Convertible Debentures and 210,000 detachable warrants.

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VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

Together with proceeds from the first and second tranches of the Private Placement, the Company has raised an aggregate of CAD$7,504,845.30 under the Private Placement. The proceeds from the Private Placement are intended to be used for general working capital purposes. All securities issued pursuant to the Private Placement are and will be subject to a four-month hold period from the date of issue.

Under the third tranche of the Private Placement, VERSES paid fees to eligible finders consisting of: (i) CAD$48,000; and (ii) 34,286 broker warrants (the “Broker Warrants”). Each Broker Warrant will entitle the holder thereof to acquire one Share at an exercise price of CAD$1.00 until August 15, 2025 or on such other terms as required by the Neo Exchange Inc. (the “NEO”).

On April 13, 2023, the Company announced a second amendment to the Warrant Indenture to increase the number of Warrants issuable thereunder from 19,843,693 Warrants to up to 20,508,553 Warrants.

On April 13, 2023, the Company announced a third amendment to the Warrant Indenture to increase the number of Warrants issuable thereunder from 20,508,553 Warrants to up to 20,718,553 Warrants.

On April 24, 2023, the Company announced it had received aggregate gross proceeds of $2,486,300 from the exercise of 189,130 broker warrants, 1,826,996 Class A subordinate voting share purchase warrants and 650,000 stock options. In connection with the foregoing exercises. The Company issued a total of 2,666,126 Class A subordinate voting shares and issued 31,485 broker share purchase warrants.

On June 12, 2023, the Company announced it had received an additional $6,778,062 from the exercise of 6,534,385 Class A subordinate voting share purchase warrants and 310,000 stock options. A total of 7,606,734 Class A subordinate voting share purchase warrants, 943,777 broker warrants and 960,000 stock options have been exercised since March 13, 2023, for total gross proceeds of $9,264,362. The Company issued 295,562 broker share purchase warrants.

On June 23, 2023, the Company announced the confirmation that its stock has been made available for trading on Cboe’s Netherlands and UK exchanges enabling secondary trading and local currency access to European and UK investors. The shares of the Company continue to trade on Cboe Canada, the new business name of the NEO Exchange Inc., Canada’s Tier 1 stock exchange or the Purpose-Driven Innovation Economy, under the ticker symbol: VERS, and remain available for trading on OTCQX: under the ticker VRSSF. The new ticker symbols are as follows: Cboe UK: J9Ad, Cboe EU: J9Ad.

On June 26, 2023, the Company announced the release of an AI industry report titled “THE ROAD TO AUTONOMY: A Path to Global AI Governance”. The report combines the legislative expertise from Dentons, the world’s largest multinational law firm, and the AI acumen of VERSES with the guidance on technical standards from the Spatial Web Foundation to provide an in-depth analysis of the legal and key legislative trends from across the world on the state of AI regulation and recommendations for a path forward for government regulation of AI.

On June 26, 2023, the Company announced that it has entered into an agreement with Canaccord Genuity Corp. and ATB Capital Markets Inc. (together, the “Broker Dealers”) to act as co-lead underwriters, co-lead agents, and joint bookrunners in connection with the Offering (as defined below). The Broker Dealers, alone or on behalf of a syndicate, will assist the Company on (a) a “commercially reasonable efforts” underwritten overnight marketed offering (the “LIFE Offering”) of units of the Company (the “LIFE Units”); and (b) a “best efforts” agency basis private placement (the “Private Placement”, and together with the LIFE Offering, the “Offering”) of special warrants of the Company (the “Special Warrants”). Each Special Warrant shall be exercisable for one unit of the Company (each, an “Equity Unit”, and together with the LIFE Units, the “Units”) at no additional cost.

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VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

The total size of the Offering as well as certain other terms of the Units and the Special Warrants (including the issue price of each Unit and Special Warrant, the exercise price of each Warrant and the price per Share required to accelerate the expiry date of the Warrants) will be determined in the context of the market at the time of pricing. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. The closing of the Offering will be subject to market and other customary conditions, including requirements of the Exchange.

The Offering has been structured to take advantage of the listed issuer financing exemption from prospectus requirements (the “Exemption”) in Part 5A of National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”), whereby shares issued pursuant to the Exemption are freely tradeable listed equity securities not subject to any hold period (see below). The LIFE Offering will be conducted in all the provinces of Canada, except Ontario and Québec, under the Exemption, for aggregate gross proceeds up to C$10,000,000. The Private Placement will be conducted in all the provinces of Canada, except Ontario and Québec, pursuant to the “accredited investor” exemption from prospectus requirements in Part 2.3 of NI 45-106, for aggregate gross proceeds up to C$3,000,000. Both the LIFE Offering and the Private Placement may be conducted in the United States pursuant to exemptions from the registration requirements under Rule 144A and/or Regulation D of the United States Securities Act of 1933, as amended (the “1933 Act”), subject to receipt of all necessary regulatory approvals, and in those other jurisdictions outside of Canada and the United States provided it is understood that no prospectus filing or comparable obligation arises in such other jurisdiction. The LIFE Units will not be subject to resale restrictions pursuant to applicable Canadian securities laws. The Equity Units will be subject to a statutory hold period of four months in accordance with applicable Canadian securities laws.

On June 27, 2023, the Company announced that it has priced the previously announced underwritten overnight marketed offering of units (the “LIFE Units”) of the Company, for aggregate gross proceeds of $10 million (the “LIFE Offering”), and the agency basis private placement of special warrants (the “Special Warrants”) of the Company, each exercisable for one unit of the Company (each, an “Equity Unit”, and together with the LIFE Units, the “Units”) at no additional cost, for aggregate gross proceeds of $10 million (the “Private Placement”, and together with the LIFE Offering, the “Offering”) and has increased the amount of the Offering by aggregate gross proceeds by $7 million, for total aggregate gross proceeds of $20 million. In connection with the Offering, the Company has engaged Canaccord Genuity Corp., acting as sole bookrunner, and ATB Capital Markets Inc., as co-lead underwriters and co-lead agents (collectively, the “Broker Dealers”), on behalf of a syndicate consisting of Cormark Securities Inc., Haywood Securities Inc. and PI Financial Corp. (collectively, the “Underwriters” or the “Agents”, as applicable). The Company has also engaged Marathon Capital Markets to act as the Company’s financial advisor in respect of the Offering.

Each Unit will consist of one Class A Subordinate Voting share of the Company (a “Share”) and one-half of one Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Share (each, a “Warrant Share”) at an exercise price of $2.55 per Share, subject to adjustment in certain circumstances, for a period of 36 months from the Closing Date (as defined below).

Pursuant to the LIFE Offering, the Company intends to issue 4,878,048 LIFE Units at a price of $2.05 (the “Offering Price”) per LIFE Unit, for gross proceeds of approximately $10 million. Pursuant to the Private Placement, the Company intends to issue 4,878,048 Special Warrants at the Offering Price, for gross proceeds of approximately $10 million. If, at any time following the closing of the Offering, the daily volume weighted average trading price of the Shares on the NEO Exchange (the “Exchange”) is greater than $5.55 per Share for the preceding 10 consecutive trading days, the Company shall have the right to accelerate the expiry date of the Warrants to a date that is at least 30 trading days following the date of written notice to warrant holders of such acceleration.

10

VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

The Offering has been structured to take advantage of the listed issuer financing exemption from prospectus requirements (the “Exemption”) in Part 5A of National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”), whereby shares issued pursuant to the Exemption are freely tradeable listed equity securities not subject to any hold period (see below). The LIFE 2 Offering will be conducted in all the provinces of Canada, except Ontario and Québec, under the Exemption, for aggregate gross proceeds up to $10 million. The Private Placement will be conducted in all the provinces of Canada, except Ontario and Québec, pursuant to available exemptions from prospectus requirements in NI 45-106, other than the Exemption, for aggregate gross proceeds up to $10. Both the LIFE Offering and the Private Placement may be conducted in the United States pursuant to exemptions from the registration requirements under Rule 144A and/or Regulation D of the United States Securities Act of 1933, as amended (the “1933 Act”), subject to receipt of all necessary regulatory approvals, and in those other jurisdictions outside of Canada and the United States provided it is understood that no prospectus filing or comparable obligation arises in such other jurisdiction. The LIFE Units will not be subject to resale restrictions pursuant to applicable Canadian securities laws. The Equity Units will be subject to a statutory hold period of four months in accordance with applicable Canadian securities laws.

In connection with the Offering, the Company will (i) pay to the Underwriters and the Agents a cash commission equal to 7.0% (reduced to 2.0% in respect of sales to certain purchasers comprising a “president’s list” (the “President’s List”)) of the gross proceeds of the Offering; (ii) pay to certain finders a cash fee equal to 5.0% of the gross proceeds of sales to purchasers comprising the President’s List; (iii) issue to the Underwriters and the Agents that number of compensation warrants (the “Compensation Warrants”) as is equal to 7.0% (reduced to 2.0% in respect of the President’s List) of the gross proceeds of the Offering divided by the Offering Price; and (iv) issue to certain finders that number of Compensation Warrants equal to equal to 5.0% of the number of Units sold to purchasers comprising the President’s List. In addition, the Company will pay a corporate finance fee in connection with the Offering as follows: (a) a cash fee of $100,000 payable to the Underwriters and the Agents; (b) a cash fee payable to TriView Capital Ltd. (“TriView”) equal to 1.0% of the gross proceeds of the Offering; and (c) a fee payable to TriView to be satisfied through the issuance of that number of Compensation Warrants as is equal to 1.0% of the gross proceeds of the Offering divided by the Offering Price Each Compensation Warrant will be exercisable into one Unit at the Offering Price for a period of 36 months following the Closing Date.

For all other quarters in fiscal 2023, refer to filed MD&As.

11

VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table presents selected financial information for each of the last eight quarters.

	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022
	$	$	$	$
Revenue	392,492	560,546	278,547	373,519
Net Comprehensive profit (loss)	(5,240,776)	(4,571,356)	(4,860,559)	(5,188,088)
Loss Per Class A Subordinate Voting Shares - Basic and Diluted	(0.04)	(0.04)	(0.04)	(0.05)
Loss Per Class B Proportionate Voting Shares - Basic and Diluted	(0.28)	(0.25)	(0.25)	(0.32)
Total assets	8,640,747	8,010,329	12,157,910	6,126,884
Working capital (deficit)	640,853	4,544,825	8,680,727	2,653,482

	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021
	$	$	$	$
Revenue	347,492	278,546	2,087,803	60,000
Net Comprehensive profit (loss)	(2,499,793)	(1,820,467)	(4,308,141)	(487,046)
Loss Per Class A Subordinate Voting Shares - Basic and Diluted	(0.02)	(0.02)	(0.05)	(0.02)
Loss Per Class B Proportionate Voting Shares - Basic and Diluted	(0.15)	(0.11)	(0.31)	N/A
Total assets	9,028,388	11,246,275	3,097,133	621,631
Working capital (deficit)	6,514,837	9,375,459	(1,337,846)	(5,846,896)

During the quarter ending June 30, 2021, the Company recorded a net comprehensive loss of $487,046, mainly due to management fees and operating costs incurred by the Company.

During the quarter ending September 30, 2021, the Company recorded revenues of $2,087,803, which is $2,027,803 higher than the previous quarter because of the recognition of the project setup fee for the SaaS project agreement of $2,000,000, and net comprehensive loss of $4,308,141 mostly related to the reverse takeover realized in July 2021 ($5,352,659).

During the quarter ending June 30, 2022, the Company recorded a net comprehensive loss of $5,188,088, mainly due to research and development ($1,297,122), and share-based ($1,063,241) expenses.

During the quarter ended March 31, 2023, the Company recorded net comprehensive loss of $5,240,776, which is $669,420 higher than the net comprehensive loss recorded in the quarter ending December 31, 2023, due to lower grant income and revenue ($383,723), and higher interest expenses from the convertible debenture ($101,918).

12

VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table sets forth selected financial information for Q4 2023 and Q4 2022, which has been derived from the audited consolidated financial statements and accompanying notes, in each case prepared in accordance with IFRS. The following discussion should be read in conjunction with the audited consolidated financial statements, and it may not be indicative of the Company’s future performance.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2023

	Q4 2023	Q4 2022
Total revenue	$392,492	$347,492
Net loss	(5,266,127)	(2,465,899)
Loss Per Class A Subordinate Voting Shares - Basic and Diluted	(0.04)	(0.02)
Loss Per Class B Proportionate Voting Shares - Basic and Diluted	(0.28)	(0.15)
Total assets	8,640,747	9,028,388
Total liabilities	$7,799,374	$2,312,449

The following table provides an overview of the financial results in Q4 2023 as compared to Q4 2022:

	Q4 2023	Q4 2022
Revenue	$392,492	$347,492
Cost of revenue	(255,287)	(324,840)
	137,205	22,652
Expenses:
Accounting fees	100,633	154,907
Consulting fees	723,946	189,355
Depreciation	59,088	29,390
Investor relations	156,914	15,139
Legal fees	368,034	315,784
Management fees	-	336,000
Marketing	500,611	179,094
Office and general	397,892	187,742
Personnel expenses	640,678	878,415
Rent	7,071	39,955
Research and development	1,566,628	-
Share based payments	430,818	-
Travel and meals	226,772	152,845
	5,179,085	2,478,626

Other items:
Interest expense	(72,360)	(103,515)
Accretion expense	(36,626)	-
Other income	6,350	12,752
Grant income	(121,611)	80,838
Loss before income taxes	$(5,266,127)	$(2,465,899)

13

VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

DISCUSSIONS OF OPERATIONS

VERSES recorded a net loss of $5,266,127 in Q4 2023, which is $2,800,228 higher than the loss of $2,465,899 in Q4 2022, mainly attributed to increases in research and development expenses ($1,566,628), consulting fees ($534,591), and share based compensation expenses ($430,818).

Revenues

During Q4 2023, the Company’s revenue was $392,492, an increase of $45,000 compared to $347,492 during Q4 2022. This increase is mainly attributable to the completion of proof of concept projects during Q4 2023 ($120,000).

For the quarter ended	Q4 2023	Q4 2022	Change
Recognized at a point in time	$120,000	$75,000	$45,000
Recognized over the duration of contracts	272,492	272,492	-
Total Revenue	$392,492	$347,492	$45,000

Cost of revenue

The Company incurred $255,287 in cost of revenue during Q4 2023, a decrease of $69,553 when compared to Q4 2022, mainly attributed to lower deferred cost of revenue from proof of concept projects being recognized.

Expenses

Expenses increased $2,700,459 from $2,478,626 in Q4 2022 to $5,179,085 in Q4 2023. The changes in expenses were attributable to the following items:

For the period ended	Q4 2023	Q4 2022	Change
Accounting fees	$100,633	$154,907	$(54,274)
Consulting fees	723,946	189,355	534,591
Depreciation	59,088	29,390	29,698
Investor relations	156,914	15,139	141,775
Legal fees	368,034	315,784	52,250
Management fees	-	336,000	(336,000)
Marketing	500,611	179,094	321,517
Office and general	397,892	187,742	210,150
Personnel expenses	640,678	878,415	(237,737)
Rent	7,071	39,955	(32,884)
Research and development	1,566,628	-	1,566,628
Share based payments	430,818	-	430,818
Travel and meals	226,772	152,845	73,927
Total operating expenses	$5,179,085	$2,478,626	$2,700,459

●	Accounting fees decreased by $54,274 as a result of less audit-related work and tax compliance services being required post-public listing.

●	Consulting fees increased by $534,591 as a direct result of advisory service increases.

●	The investor relations increase of $141,775 is mostly attributed to investor communications initiatives that directly related to the Company’s public offerings and ongoing investor relations.

14

VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

●	Legal fees increased by $52,250 when compared to the previous year mainly due to additional fundraising activities and the increase in warrant exercises during the period.

●	Management fees decreased by $336,000 due to key positions converting their independent contractor agreements to payroll agreements.

●	The increase of $321,517 related to marketing is attributable to increases in branding campaign spends.

●	Office and general expenses increased by $210,151 attributable to insurance amortization ($99,350), other general subscriptions and expenses ($110,801).

●	Personnel expenses decreased by $237,737 mainly due a reduction on hiring fees.

●	Research and development increased by $1,566,628 as the Company focused on further development of its products, as well as incubation of new concepts.

●	Share based compensation increased by $269,169 due to stock options and restricted stock units granted to the Board of Directors and key strategic consultants.

●	Travel and meals increased by $73,927 due to more frequent client site visits, promotion to investors, and attendance of various conferences.

Other items

During Q4 2023, other items amounted to an expense of $224,247 which is an increase of $708,525 from an expense of $9,925 during Q4 2022. The changes in other items were impacted by the following items:

For the period ended	Q4 2023	Q4 2022	Change
Interest expense	$(72,360)	$(103,515)	$31,155
Accretion expense	(36,626)	-	(36,626)
Other income	6,350	12,752	(6,402)
Grant income	(121,611)	80,838	(202,449)
Total other items	$(224,247)	$(9,925)	$(214,322)

●	Interest expense decreased because the Company was able to repay its related party loans during the prior fiscal year.

●	Accretion expense attributable to convertible debenture issued during Q4 2023.

●	Other income of $6,350 consisted of: $818 interest income from the Company’s interest-bearing account - a decrease of $11,934 compared to Q4 2022; and $5,532 gain from disposal of equipment.

●	Grant income was related to a government grant received from Innovation and Networks Executive Agency (INEA), which was delegated under the European Commission. The grant was awarded for the project entitled Creating the 21st century spatial ecosystem – FF2020. Grant income decreased because the Company reduced the number of consultants working on the project.

15

VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2023

	March 31, 2023	March 31, 2022	March 31, 2021
Total revenue	$1,605,104	$2,773,841	$97,200
Net loss	(19,452,838)	(8,879,661)	(2,528,154)
Loss Per Class A Subordinate Voting Shares - Basic and Diluted	(0.18)	(0.11)	(0.25)
Loss Per Class B Proportionate Voting Shares - Basic and Diluted	(1.10)	(0.71)	N/A
Total assets	8,640,747	9,028,388	909,247
Total liabilities	$7,799,374	$2,312,449	$7,045,690

The following table provides an overview of the financial results for the year ended March 31, 2023, as compared to March 31, 2022:

For the year ended	March 31, 2023	March 31, 2022
Revenue	$1,605,104	$2,773,841
Cost of revenue	(1,135,548)	(2,384,047)
	469,556	389,794
Expenses:
Accounting fees	615,546	338,724
Consulting fees	1,118,877	499,617
Depreciation	236,130	29,390
Investor relations	1,325,615	41,530
Legal fees	1,127,083	357,912
Management fees	-	1,172,593
Marketing	1,757,983	628,079
Office and general	1,257,850	295,760
Personnel expenses	2,954,123	1,042,749
Rent	27,549	81,010
Research and development	5,881,540	-
Share based payments	2,706,068	-
Travel and meals	942,587	325,656
	(19,950,951)	(4,813,020)

Other items:
Interest expense	(95,167)	(160,806)
Accretion expense	(36,626)	-
Other income	24,305	512,155
Grant income	136,045	544,875
Listing expense	-	(5,352,659)
Loss before income taxes	$(19,452,838)	$(8,879,661)

16

VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

DISCUSSIONS OF OPERATIONS

VERSES recorded a loss before income taxes of $19,452,838 for the year ended March 31, 2023, which is $10,573,177 higher than the loss of $8,879,661 incurred in the year ended March 31, 2022, attributable to increases in research and development ($5,881,540), share based compensation expenses ($2,706,068), personnel expenses ($1,911,374), marketing ($1,129,904), investor relations ($1,284,085), and offset by a decrease in management fees ($1,172,593).

Revenues

During the year ended March 31, 2023, the Company’s revenue decreased by $1,168,737 from $2,773,841 to $1,605,104 for the year ended March 31, 2023. This decrease is attributable to the SaaS project setup revenue recognition of $2,000,000 in the year ended March 31, 2022.

For the period ended	March 31, 2023	March 31, 2022	Change
Recognized at a point in time	$500,000	$2,135,000	$(1,635,000)
Recognized over the duration of contracts	1,105,104	638,841	466,263
Total Revenue	$1,605,104	$2,773,841	$(1,168,737)

Cost of revenue

The Company incurred $1,135,548 in cost of revenue in the year ended March 31, 2023, a decrease of $1,248,499 when compared to the year ended March 31, 2022. The decrease is attributed to higher costs related to the rollout of the SaaS solution to one of its customers in the prior year.

Expenses

Expenses increased $14,976,283 from $4,813,020 in the year ended March 31, 2022, to $19,789,303 in the year ended March 31, 2023. The differences in expenses were attributable to the following items:

For the year ended	March 31, 2023	March 31, 2022	Change
Accounting fees	$615,546	$338,724	$276,822
Consulting fees	1,118,877	499,617	619,260
Depreciation	236,130	29,390	206,740
Investor relations	1,325,615	41,530	1,284,085
Legal fees	1,127,083	357,912	769,171
Management fees	-	1,172,593	(1,172,593)
Marketing	1,757,983	628,079	1,129,904
Office and general	1,257,850	295,760	962,090
Personnel expenses	2,954,123	1,042,749	1,911,374
Rent	27,549	81,010	(53,461)
Research and development	5,881,540	-	5,881,540
Share based payments	2,706,068	-	2,706,068
Travel and meals	942,587	325,656	616,931
Total operating expenses	$19,950,951	$4,813,020	$15,137,931

●	Accounting fees increased by $276,822 due to audit-related work and tax compliance services ($144,440), and additional outsourced finance and accounting services ($132,382).

●	Consulting fees increased by $619,260 due to an increase related to advisory services.

17

VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

●	The investor relations increase of $1,284,085 is attributed to investor communications initiatives that directly relate to the Company’s initial public offering and ongoing investor relations.

●	Legal fees increased $769,171 due to new legal offices engaged to support the various transactions and public listing of the Company.

●	Management fees decreased by $1,172,593 due to key positions of the Company converting their independent contractor agreements into payroll agreements.

●	The increase of $1,129,904 related to marketing is attributable to increases in adoption services ($403,700), marketing support ($411,378), and branding campaigns ($314,826).

●	Office and general expenses increased by $962,091 due to general subscriptions and expenses ($619,810) and insurance amortization ($342,281).

●	Personnel expenses increased by $1,911,274 as a result of the Company converting from independent contractor agreements to payroll employees, in addition to hiring additional key personnel to support the Company’s growth.

●	Research and development increased by $5,881,540 as the Company focused on further development of its products, as well as incubation of new concepts.

●	Share based compensation increased by $2,706,068 due to stock options and restricted stock units granted to the Board of Directors and key strategic consultants.

●	Travel and meals increased by $616,931 due to more frequent site visits, promotion to investors, attendance at various conferences, and hosting a developer’s retreat.

Other items

During the year ended March 31, 2023, other items amounted to an expense of $28,557; a decrease of $3,990,789 from an expense of $4,456,435 for the year ended March 31, 2022. The changes in other items were impacted by the following items:

For the year ended	March 31, 2023	March 31, 2022	Change
Interest expense	$(95,167)	$(160,806)	$65,639
Accretion expense	(36,626)	-	(36,626)
Other income	24,305	512,155	(487,850)
Grant income	136,045	544,875	(408,830)
Listing expense	-	(5,352,659)	5,352,659
Total other items	$28,557	$(4,456,435)	$4,484,992

●	Interest expense decreased due to the Company repaying its related party loans in the prior fiscal year.

●	Accretion expense increased due to the convertible debentures issued during fiscal 2023.

18

VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

●	Other income of $24,305 consists of: $18,773 interest income from the Company’s interest-bearing account, an increase of $2,733 from prior fiscal year; a gain of $5,532 from the disposal of equipment; and no gains or losses on settlement of payables, a decrease of $496,115 from the prior fiscal year.

●	Grant income was related to a government grant received from Innovation and Networks Executive Agency (INEA), which was delegated under the European Commission. The grant was awarded for the project entitled Creating the 21st century spatial ecosystem – FF2020. Grant income decreased because the Company reduced the number of consultants assigned to the project.

●	Loss on dissolution represents the costs associated with dissolving VHI, VAI’s fully owned Canadian subsidiary.

●	Listing expense in the year ended March 31, 2022 is related to the reverse take-over of VAI by VTU on July 20, 2021.

LIQUIDITY AND CAPITAL RESOURCES

For the year ended	March 31, 2023	March 31, 2022	Change
Cash used in operating activities	$(17,388,067)	$(6,357,830)	$(11,030,237)
Cash provided by (used in) investing activities	(148,032)	1,043,475	(1,191,507)
Cash provided by financing activities	15,871,730	11,141,247	4,730,483
Foreign exchange effect on cash	(402,341)	(234,186)	(168,155)
Net change in cash and restricted during the period	$(2,066,710)	$5,592,706	$(7,659,416)

Cash used in operating activities is comprised of net loss, add-back of non-cash expenses, and net change in non-cash working capital items. Cash used in operating activities increased to $17,388,067 in the year ended March 31, 2023 from $6,357,830 in the year ended March 31, 2022. The increase of $11,030,237 is attributed to the higher loss adjusted by items not involving cash in the year ended March 31, 2023 ($12,134,032) and:

-	Increase in prepaid expenses of $792,792.
-	Increase in due from related parties of $494,180.

Cash used in investing activities is due to the acquisition of computer equipment $148,032. Cash from investing activities in the year ended on March 31, 2022 is mainly related to the cash acquired in the RTO completed in July 2021 of $1,295,204.

The increase in financing activities is due to net proceeds from the private placements, issuance of loans, and convertible debentures in the year ended March 31, 2023 is $5,270,330 higher than the net amount raised in the year ended March 31, 2022.

The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions and its success with its strategic collaborations. Any quoted market for the Company’s shares may be subject to market trends generally, notwithstanding any potential success of the Company in creating new revenues, cash flows or earnings.

Historically, the Company has used net proceeds from issuances of debt and shares to provide sufficient funds to meet its near-term asset development plans and other contractual obligations when due.

19

VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

COMMITMENTS

The Company has an obligation to pay royalties to Cyberlab, LLC (a company owned by a director and officer). Cyberlab shall be entitled to receive a share of the gross revenue derived from the sales, licensing and other commercial activities involving Spatial Domain Names, pursuant to the following schedule:

●	Years 1 through 10 of the Spatial Domain Program: Cyberlab shall be entitled to Five Percent (5%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Five Percent (95%) to allocate between itself and other Spatial Domain Program stakeholders (e.g. registries, registrars, etc.) as it sees fit.
●	Years 11 through 14 of the Spatial Domain Program: Cyberlab shall be entitled to retain Four Percent (4%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Six Percent (96%).
●	Years 15 through 17 of the Spatial Domain Program: Cyberlab shall be entitled to retain Three Percent (3%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Seven Percent (97%).
●	Years 18 and 19 of the Spatial Domain Program: Cyberlab shall be entitled to retain Two Percent (2%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Eight Percent (98%).
●	Years 20 through 25 of the Spatial Domain Program: Cyberlab shall be entitled to retain One Percent (1%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Nine Percent (99%).

The Company is obligated to grant stock options (“Options”), deferred share units (“DSU”) or restricted stock units (“RSU”) to qualifying consultants and employees at terms to be determined at grant date based on the market price of the Company’s shares.

Equity Compensation Type	Company	Equity Incentive Units
Options, RSU or DSU	Verses AI Inc.	12,566,056
Options, RSU or DSU	Verses, Inc.	1,924,708
Options, RSU or DSU	Verses Logistics Inc.	1,072,500
Options, RSU or DSU	Verses Global BV	800,000

The Company has also entered into severance agreements with executives of the Company. In the case of involuntary termination or a change in control, the executives are entitled to a monetary payment equal to 12 months worth of base salary, continuation for 12 months of medical and dental insurance, and immediate, accelerated vesting of all stock options, equity, and related compensation.

In addition, the Company’s annual lease payments remaining until the end of the life of the lease is $110,017 for the year ended March 31, 2024.

20

VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

OUTSTANDING SHARE CAPITAL

As at	The date of this MD&A	March 31, 2023
Shares issued to Class A shareholders	66,104,663	55,805,937
Shares issued to Class B shareholders	10,000,000	10,000,000

OUTSTANDING WARRANTS

As at		The date of this MD&A	March 31, 2023
Warrants	(Note 1)	1,250,000	1,250,000
Warrants	(Note 2)	15,806,661	24,938,410
		17,056,661	26,188,410

Notes:

(1)	Assumed from VHI - each warrant entitles the holder thereof to acquire one Class A Share of the Company for a price of CAD$0.40 per Class A Share until April 15, 2026.
- 1,155,892 finder’s warrants issued are exercisable at CAD$0.80 into one Class A share and one-half share purchase warrant, where each full warrant is exercisable at CAD $1.20 into one Class A share.
- 129,846 finder’s warrants are exercisable at CAD$1.20 into one Class A share.
- 978,794 warrants are exercisable at CAD$0.80 into one Class A share.
- 11,404,930 warrants are exercisable at CAD$1.00 into one Class A share.
- 767,589 warrants are exercisable at CAD$1.20 into one Class A share.
- 1,369,610 finder’s warrants are exercisable at CAD$1.00 exercisable into Units.

OUTSTANDING STOCK OPTIONS

As at		The date of this MD&A	March 31, 2023
Stock options	(Note 1)	6,265,000	6,980,000

Notes:

(1)	- 3,800,000 stock options are exercisable at CAD$0.80 into one Class A shares.
- 865,000 stock options are exercisable at CAD$1.00 into one Class A shares.
- 1,500,000 stock options are exercisable at CAD$0.70 into one Class A shares.
- 100,000 stock options are exercisable at CAD$1.65 into one Class A shares.

OUTSTANDING RESTRICTED SHARE UNITS (“RSUs”)

As at		The date of this MD&A	March 31, 2023
RSUs	(Note 1)	500,000	500,000

Notes:

(1)	RSUs are convertible into one Class A shares or payable in cash.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related parties consist of directors, executive officers, and companies owned in whole or in part by those individuals. Transactions are measured at the exchange amount, which is the amount agreed to by the parties.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and senior officers.

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VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

The following fees, salaries, and expenses were incurred:

	Year ended
	March 31,
	2023	2022
Management fees	$-	$559,111
Management salaries and benefits included in personnel expenses	1,139,079	276,391
Finance fee included in interest expense	-	27,500
Share-based payments	639,198	-
Interest expense	-	114,860
	$1,778,277	$977,862

The following management members incurred in the management fees and salaries:

	Year ended
	March 31,
	2023	2022
Management fees, Chief Executive Officer and Founder	$-	$163,027
Management salaries, Chief Executive Officer and Founder	323,563	-
Management fees, President and Founder	-	154,000
Management salaries, President and Founder	281,045	-
Management fees, Chief Financial Officer	-	100,500
Management salaries, Chief Financial Officer	271,784	-
Management fees, Chief Marketing Officer	-	109,664
Management salaries, Chief Marketing Officer	262,687	-
Management fees, Financial Advisor		31,920
Total	$1,139,079	$559,111

Amounts due to or from related parties, including amounts due to key management personnel are unsecured, interest-free, and settlement generally occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. Included in accounts payable and accrued liabilities at March 31, 2023 were amounts totaling $nil (2022 – $12,867) due to key management personnel. Included in due from related parties at March 31, 2023 were amounts totalling $866,688 (2022 - $186,254) due from companies controlled by key management personnel.

CRITICAL ACCOUNTING ESTIMATES

●	Equipment – The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of equipment.
●	Recoverability of accounts receivable and allowance for credit loss – The Company provides an allowance for the expected credit losses based on an assessment of the recoverability of accounts receivable. Allowances are applied to accounts receivable at initial recognition based on the probability of default by the customers. Management analyzes historical bad debts, customer concentrations, customer creditworthiness, current economic trends, and changes in customer payment terms when making a judgment to evaluate the adequacy of the allowance for expected credit losses. Where the expectation is different from the original estimate, such difference will impact the carrying value of accounts receivable.

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VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

●	Share-based payments – The fair value of stock options granted and compensatory warrants are measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the option, expected volatility, expected life of the options, expected dividends, and the risk-free rate. The Company estimates volatility based on its historical share price or historical share price of comparable companies, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the entities’ expected share price volatility. The expected life of the options and warrants is based on historical experience and general option holder behavior. Dividends were not taken into consideration as the Company does not expect to pay dividends.
●	Convertible debenture – The convertible debenture included an option which can be settled in the Company’s common shares. Therefore, the value of the convertible debenture was separated into its liability and equity components on the consolidated statements of financial position. The liability component is initially recognized at fair value, calculated at the net present value of the liability based upon non-convertible debt issued by comparable issuers and accounted for at amortized cost using the effective interest rate method. The effective interest rate used is the estimated rate for non-convertible debt with similar terms at the time of issue.
●	Right-of-use asset and lease liability – The right-of-use asset and lease liability is measured by discounting the future lease payments at incremental borrowing rate. The incremental borrowing rate is an estimated rate the Company would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.
●	Income tax – Income tax expense is comprised of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.
●	Simple agreement for future equity (“SAFE”) – The fair value of the SAFE was determined using a probability weighted expected return model based on the scenarios in accordance with the agreements. The timing and probability for each scenario is based on management’s best estimate. Where the actual outcome is different from the estimate, such difference will impact the carrying value of SAFE.

FINANCIAL INSTRUMENTS

As of March 31, 2023, the Company’s financial instruments consist of cash, accounts receivable, due from related parties, accounts payable and accrued liabilities, restricted share units liability, loans payable, lease liability, convertible debentures, and SAFEs.

IFRS 13 Fair Value Measurement establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. IFRS 13 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

Level 3 – Prices or valuation techniques that are not based on observable market data and require inputs that are both significant to the fair value measurement and unobservable.

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VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

The fair value of cash and restricted cash is measured using Level 1 inputs and the fair value of SAFEs is measured using Level 3 inputs.

The carrying value of the Company’s other financial instruments approximate their fair values due to their short-term maturities.

There were no transfers between the levels of the fair value hierarchy during the year.

As of March 31, 2023	Level 1	Level 2	Level 3	Total
Assets:
Cash	$4,397,281	$-	$-	$4,397,281
Liabilities:
SAFE	$-	$-	$1,025,000	$1,025,000
Convertible Debentures	$-	$4,905,334	$-	$4,905,334

As of March 31, 2022	Level 1	Level 2	Level 3	Total
Assets:
Cash	$6,369,903	$-	$-	$6,369,903
Restricted Cash	$94,088	$-	$-	$94,088
Liabilities:
SAFE	$-	$-	$1,000,000	$1,000,000

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The financial instrument that potentially subjects the Company to concentrations of credit risk consists principally of cash, accounts receivable, and due from related parties. To minimize the credit risk, the Company places its cash with high quality financial institutions.

Amounts due from related parties of $866,688 are due from companies controlled by key management personnel. As of March 31, 2023, management assessed that there is no need to provide a credit loss allowance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash.

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VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

Contractual cash flow requirements as of March 31, 2023 were as follows:

	<1 year $	1-2 years $	2-5 years $	>5 years $	Total $
Accounts payable and accrued liabilities	1,249,299	-	-	-	1,249,299
Leases	110,017	-	-	-	110,017
SAFE	1,025,000	-	-	-	1,025,000
Loans payable	7,752	7,752	23,256	104,571	143,331
Convertible debentures	5,545,330	-	-	-	5,545,330
Total	7,937,398	7,752	23,256	104,571	8,072,977

As of March 31, 2023, the Company had a working capital of $640,853 (2022 - $6,514,837).

Foreign exchange risk

Foreign exchange risk is the risk that the fair value or future cash flows will fluctuate due to changes in foreign exchange rates. The Company has financial assets denoted in Euros, and Canadian dollars, and is therefore exposed to exchange rate fluctuations. As of March 31, 2023, the Company had the equivalent of $18,423 (2022 - net financial assets - $75,015) in net financial liabilities denominated in Euros and $671,405 (2022 - net financial liabilities - $35,788) net financial liabilities denominated in Canadian dollars.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The interest earned on cash balances approximate fair value rates, and the Company is not at a significant risk to fluctuating interest rates. As of March 31, 2023, the Company does not hold any liabilities that are subject to fluctuations in market interest rates.

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information included in the audited consolidated financial statement and this MD&A is the responsibility of management, and their preparation requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, and the reported amount of expenses during the reported period. Actual results could differ from those estimates.

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VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

CONFLICT IN UKRAINE

The Company’s business financial condition and results of operations may be further negatively affected by economic and other consequences from the conflict in the Ukraine and the sanctions imposed in response to that action in late February 2022. While the Company expects any direct impacts of the pandemic and the conflict in Ukraine to the business to be limited, the indirect impacts on the economy and on the industry the company operates, and other industries in general could negatively affect the business and may make it more difficult for it to raise equity or debt financing. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about on its business, results of operations, financial position and cash flows in the future.

RELIANCE ON KEY PERSONNEL

The success of the Company will be largely dependent upon the performance of its management and key employees and contractors. In assessing the risk of an investment in the shares of the Company, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of the proposed management of the Company.

CONFLICTS OF INTEREST

Certain directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies. As a result of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The Business Corporations Act (British Columbia) (the “BCBCA”) provides that in the event that a director or senior officer has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director or senior officer must disclose his or her interest in such contract or agreement and a director must refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA. To the knowledge of the management of the Company, as at the date of this MD&A, there are no existing or potential material conflicts of interest between the Company and a director or officer of the Company, except as otherwise disclosed in this MD&A.

DIVIDENDS

To date, the Company has not paid any dividends on its outstanding common shares. Any decision to pay dividends on the shares of the Company will be made by the Board of Directors on the basis of the Company’s earnings, financial requirements and other conditions.

LIMITED OPERATING HISTORY

The Company was incorporated in November 2020 and has yet to generate a profit from its activities. The Company will be subject to all of the business risks and uncertainties associated with any business enterprise, including the risk that it will not achieve its growth objective. The Company anticipates that it may take several years to achieve positive cash flow from operations. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

OTHER RISK FACTORS

The Company is subject to a number of other risks and uncertainties and is affected by several factors which could have a material adverse effect on the Company’s business, financial condition, operating results, and/or future prospects. These risks should be considered when evaluating an investment in the Company and may, among other things, cause a decline in the price of the Company’s securities. The risks and uncertainties which Management considered the most material to the Company’s business are described in the section entitled, “RISK FACTORS” of the Company’s Annual Information Form filed on SEDAR on June 29, 2023.

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VERSES AI INC. (formerly VERSES Technologies Inc.) Management’s Discussion and Analysis As of June 29, 2023

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that the Company publicly files is recorded, processed, summarized and reported within a timely manner and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding disclosure. An evaluation of the design of the Company’s disclosure controls and procedures, as defined under National Instrument 52-109 - Certification of Disclosure in issuers’ Annual and Interim Filings (“NI 52-109”), was carried out under the supervision of the CEO and CFO and with the participation of the Company’s management. Based on that evaluation, the CEO and CFO have concluded that the design and implementation of these controls were effective as of March 31, 2023.

Company also maintains a system of internal controls over financial reporting designed under the supervision of the Company’s CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As required by NI 52-109, the CEO and CFO have caused the effectiveness of the internal controls over financial reporting to be evaluated using the framework (2013) established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that evaluation, the CEO and CFO have concluded that the design and implementation of the Company’s internal controls over financial reporting, as defined by NI 52-109, were effective as at March 31, 2023.

ADDITIONAL INFORMATION

No off-balance sheet arrangements exist, and the proposed transaction is included in the highlights above.

Additional information about the Company, including the financial statements, is available on the Company’s website at https://www.verses.io and on SEDAR at www.sedar.com.

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